Redacted Execution Version

ASSIGNMENT AGREEMENT

This Assignment Agreement (this "Agreement") is made and entered into effective as of June 28, 2019 (the "Effective Date") by and between Prismic Pharmaceuticals, Inc., a corporation organized under the laws of the Arizona and having its principal office at 100 King Street East, suite 3400, Toronto, ON M5X 1A4 ("Prismic") and FSD Pharma Inc., a company organized under the laws of Ontario, Canada having a principal place of business at 520 William Street, Coburg, Ontario K9A3A5, Canada  ("FSD").  FSD and Prismic shall be referred to herein individually and collectively as the "Parties."

WHEREAS, Prismic and Epitech Group SRL entered into a License Agreement, dated June 5, 2013, and amended said agreement pursuant to a First Amendment, dated as of July 21, 2015, a Second Amendment, dated August 29, 2016, a Third Amendment, dated August 4, 2017, and Revisions to the Third Amendment to the 2013 Licensing Agreement, dated April 6, 2019 (as so amended, the "Prismic License Agreement") under which Prismic licensed certain licensed patents and licensed know-how from Epitech Group SRL;

WHEREAS, effective June 28, 2019: (i) FSD became the owner of all of the issued and outstanding voting and other equity securities of Prismic, and by virtue of such transaction, Prismic became a wholly-owned subsidiary of FSD; and (ii) Prismic transferred and assigned to FSD all of Prismic's interest in the Prismic License Agreement, and FSD accepted such transfer and assignment (such assignment from Prismic to FSD, the "Prismic Assignment");

WHEREAS, FSD and Epitech Group SPA ("Epitech") entered into an Amended and Restated License Agreement, effective January 8, 2020, and amended said agreement pursuant to a First Amendment to Amended and Restated License Agreement, dated as of July 9, 2020 (as amended and may be amended, the "FSD License Agreement"), whereby FSD licensed certain licensed patents and licensed know-how directly from Epitech following Prismic's transfer and assignment of the Prismic License Agreement; and

WHEREAS, as consideration for the licenses transferred and assigned from Prismic to FSD under the Prismic Assignment, FSD desires to compensate Prismic for such transfer and assignment as set forth herein.

In consideration of the mutual promises, covenants and conditions contained herein, the Parties agree as follows:

1. Definitions.

 In addition to the terms defined elsewhere in this Agreement, the following terms, when used herein, shall have the following meanings:

1.1. "Affiliate" means, with respect to a particular Party, a person, corporation, partnership, or other entity that controls, is controlled by or is under common control with such Party.  For the purposes of this definition, the word "control" (including, with correlative meaning, the terms "controlled by" or "under the common control with") means the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity, whether by the ownership of more than fifty percent (50%) of the voting stock of such entity, or by contract or otherwise.

1.2. "Chronic Kidney Disease" means a progressive loss of renal function over a period of months or years from Stage 1 with slight diminished kidney function and a normal or relatively high GFR (≥90 mUmin/1.73 m2) to Stage 5 (also known as End Stage Renal Disease) in which patients have established kidney failure and a low GFR (<15 mL/min/1.73 m2).

1.3. "Confidential Information" means the ideas and information of any kind that are held in confidence by one Party ("Disclosing Party") and transferred, disclosed or made available to the other Party ("Receiving Party"), whether disclosed orally or in writing and whether or not marked as being confidential.

1.4. "Control" or "Controlled" means with respect to any intellectual property right, possession of the ability (whether by sole or joint ownership, license or otherwise) to grant, without violating the terms of any agreement with a Third Party, a license, access or other right in, to or under such intellectual property right.

1.5.  "FDA" means the United States Food and Drug Administration or any successor agency thereto.

1.6. "Field" means the use of Products for Chronic Kidney Disease in humans regardless of Product Regulatory Category or for any other condition as a prescription drug (i) relating to pain and chronic pain, (ii) the treatment of cytokine storm associated with COVID-19 disease, and (iii) in accordance with the right of first refusal provisions of Section 2.1 of the FSD License Agreement, relating to any other human condition.

1.7. "Follow-On Product" means any compound developed, discovered or identified by Epitech based on PEA, which may or may not comprise a Licensed Improvement.

1.8. "IND" means an Investigational New Drug Application submitted under the United States Federal Food, Drug, and Cosmetic Act, as amended, and the rules and regulations promulgated thereunder.

1.9. "Intellectual Property Rights" means all Know-How, Patents, trademark rights (including, without limitation, trade names, trademarks, service marks, logos, and trade dress), mask work rights, copyright rights, rights of publicity, rights of privacy, authors' rights, goodwill and all other intellectual property as may exist now or hereafter come into existence and all renewals and extensions thereof.

1.10.  "Know-How" means any confidential scientific or technical knowledge, information and expertise in any tangible or intangible form whatsoever including discoveries, inventions, trade secrets, databases, practices, protocols, regulatory filings, including pharmacological, biological, chemical, toxicological and clinical information, whether or not patentable.

1.11. "Licensed Improvements" means any variations, updates, modifications, and enhancements to the Licensed Technology, including but not limited to PEA, PEA combined with Silymarin, PEA combined with opioids, PEA combined with other pain drugs including pregabalin, morphine or other and any derivatives or sub-components of PEA alone or in combination with any of the above, whether or not patentable and whether or not the subject of any Patent.

1.12. "Licensed Know-How" means all Know-How and other information owned or Controlled by Epitech or its Affiliates that: (a) relates in any manner to: (i) the Licensed Patents; (ii) PEA; (iii) any Follow-on Product including PEA, and including but not limited to PEA combined with Silymarin, opioids, other drugs for the treatment of pain including pregabalin, morphine or other and any derivatives or sub-components of PEA; and/or (iv) any Licensed Improvement; and/or (b) which is necessary or useful for the discovery, development, manufacture, importation, use or sale of the Products.

1.13. "Licensed Patents" means all Patents Controlled by Epitech or its Affiliates as of the Effective Date and/or thereafter during the Payment Term, and in each case, which is necessary or useful for the discovery, development, manufacture, importation, use or sale of (a) PEA alone or in combination with any other substance or material (excluding PEA and polidatin); and/or (b) any Follow-On Product; and/or (c) any molecule based on the foregoing; and/or (d) the Products, together with all patents pertaining to any Licensed Improvements (whether solely or jointly owned but specifically excluding any Licensed Improvements solely owned by FSD or jointly owned by FSD and a Third Party).  Licensed Patents as of January 8, 2020 are more particularly set out in Schedule 1.13 of this Agreement.

1.14. "Licensed Technology" means Licensed Patents and Licensed Know-How.

1.15.  "Net Sales" means the gross amount received per calendar year by FSD or its Affiliates for the sale of Products to a Third Party purchaser which is not a sub-licensee of the selling party, less the following customary deductions: (i) sales taxes, value added taxes, duties, and other charges which may be imposed by any governmental body based upon the sale, transportation, delivery or use of the Products (other than income taxes); (ii) freight, transportation, shipping, postage, handling, insurance and other similar charges relating to the sale, transportation, delivery or return of the Products to or by a customer; (iii) quantity, cash, and other trade discounts, allowances, and credits actually allowed and taken; (iv) bad debts actually written-off; (v) provisions made for amounts repaid or credited by reason of rejections or returns including, without limitation, quality related recalls of previously sold Products; and (vi) compulsory payments and provisions made for rebates, price discounts, or reimbursements paid, made or credited to any governmental body or to any Third Party payor, administrators, or contractee, in relation to the sales of Products and in accordance with applicable laws whether taken at the time of sale or retroactively.

Sales of Products by and between FSD and its Affiliates and sub-licensees are not sales to third parties and shall be excluded from Net Sales calculations for all purposes.

1.16.  "NDA" means a New Drug Application (as more fully described in 21 C.F.R. Parts 314 et seq. or its successor regulation).

1.17. "Patent" means the rights and interests in and to issued patents and pending patent applications in the Territory, including, without limitation, all provisional applications, substitutions, continuations, continuations-in-part, divisionals and renewals, all letters patent granted thereon, if any, and all reissues, reexaminations, re-registrations and extensions thereof, and supplemental protection certificates of invention and utility models.

1.18. "Payment Term" has the meaning set forth in Section 3.2.

1.19. "PEA" means Palmitoylethanolamide, micronized Pahnitoylethanolamide and ultramicronized Palmitoylethanolamide, and any derivatives or sub-components of Palmitoylethanolamide.

1.20. "Products" means (a) any and all products developed in the Field using the Licensed Know-How; and/or (b) any product developed in the Field which, except for the licenses to FSD under the FSD License Agreement, would infringe the Valid Claims of a Licensed Patent.

1.21. "Product Regulatory Category" means each category being foods, food/dietary supplements, medical foods and/or equivalents in Europe such as Foods for Special Medical Purpose medicinal products and prescription drugs.

1.22.  "Regulatory Agency" means any body with authority to regulate the development and/or commercialization of any product falling within a Product Regulatory Category.

1.23. "Territory" means all countries worldwide except Italy and Spain where Epitech will be entitled to commercialize directly or indirectly the Products.

1.24. "Third Party" means any person or entity other than Prismic, FSD or their respective Affiliates.

1.25. "Valid Claim" means (i) a pending claim under a Patent application included within Licensed Patents for a period of five (5) years from the date of first examination on the merits of that patent application; or (ii) any claim of an issued Patent included within Licensed Patents, which in either case has not lapsed, been withdrawn, abandoned cancelled or disclaimed, nor held invalid or unenforceable by a court of competent jurisdiction in an unappealed or unappealable decision, within the time allowed for appeal and which has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, reexamination or disclaimer or otherwise.

2. Assignment.

2.1. To the extent there was any defect in the transfer from Prismic to FSD of all of Prismic's interest in the Prismic License Agreement under the Prismic Assignment, Prismic hereby transfers and assigns any and all interest in the Prismic License Agreement to FSD and FSD hereby accepts such transfer and assignment.

3. Commercial Terms.

3.1. Payment Rate.  In consideration of the transfer and assignment to FSD of Prismic's interest in the Prismic License Agreement, FSD shall, subject to Payment Term set forth in Section 3.2, pay to Prismic [Redacted] of the Net Sales of Products following the first commercial sale of a Product.

3.2. Payment Term.  The obligation to pay under Section 3.1 shall expire on a country-by-country basis on the expiration of the last Valid Claim of the Licensed Patents covering the Products in that country ("Payment Term"). For the avoidance of doubt, the approval of a substitutable, generic version of a Product in a country (e.g. a version that is deemed to be "therapeutically equivalent" by the FDA for purposes of a determination for the United States and/or any other Regulatory Agency in the Territory) will conclusively demonstrate that a Valid Claim does not cover the Products in that country.

3.3. Reports.  All amounts due under Section 3.1 shall be [Redacted] by FSD within [Redacted] following the last day of [Redacted] during the Term.  At the time of FSD's remittance of each payment for amounts due under Section 3.1, FSD shall furnish Prismic with a report showing (i) the type and total number of Products sold by FSD during the calendar year covered by the report, (ii) the gross invoiced selling price of all Products sold by FSD during such calendar year, (iii) the total adjustments to Net Sales, (iv) the total adjustments to the amount owed and (v) any other information reasonably requested by Prismic. In the event FSD has prepared or otherwise has arranged for an audit by a Third Party, FSD may substitute such report with such external audit report.

3.4. Taxes.  Each of the Parties shall be responsible for the payment of all taxes that may be levied or assessed upon it in connection with this Agreement.  Notwithstanding the foregoing, unless Prismic provides FSD with a certificate of exemption from the applicable taxing authorities, FSD shall deduct from all payments to Prismic hereunder all applicable withholding taxes. To the extent FSD is required to withhold taxes, FSD agrees to provide Prismic with written evidence of such withholding. If withholding taxes are paid to a tax authority, FSD shall provide reasonable assistance to Prismic to obtain a refund of taxes withheld or obtain a credit with respect to taxes paid.

3.5. Currency.  All payments shall be made to Prismic in United States Dollars (USD), unless otherwise agreed in writing by the Parties from time to time.  If any currency conversion shall be required in connection with any payment hereunder, such conversion shall be made by using the exchange rate used by Prismic for its standard internal auditing purposes.

3.6. Late Payments.  Any payments or portions thereof due hereunder that are not paid within forty-five (45) days of the date such payments are due under this Agreement shall bear interest at a rate equal to the lesser of: (a) a per annum rate of the then-current prime rate reported in The Wall Street Journal or (b) the maximum rate permitted by applicable law, rule or regulation; in each case calculated on the number of days such payment is delinquent, compounded monthly.

3.7. Records and Audit.  FSD agrees to maintain records concerning all sales of Products for a period not less than five (5) years from date of sale.  Prismic shall have the right, during normal business hours, upon reasonable advance notice to FSD, to inspect such records, no more often than semi-annually, for the purpose of verifying the accuracy of the information contained in reports furnished to Prismic by FSD.

3.8. Arm's Length Payments.  From time to time, as agreed by the Parties, Prismic and FSD shall review the payments paid hereunder during the prior year to determine whether such payments constituted arm's length payments based upon internationally accepted arm's length standards.  In the event Prismic and FSD, following any such review, agree that payments paid hereunder did not represent arm's length payments, Prismic and FSD agree to adjust and reconcile such payments to the extent necessary to achieve arm's length pricing.  Any such adjustment and reconciliation shall be made on the respective books and records of Prismic and FSD within thirty (30) days of their agreement thereon and any reconciliation payment by Prismic or FSD, as the case may be, shall be made within such thirty (30) day period.

4. Representations and Warranties.

4.1. Power and Authority.  Each Party hereby represents and warrants to the other that: (a) it has all right, power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; (b) its performance under this Agreement does not conflict with, nor is prohibited by, any other agreement or restriction by which it is bound; and (c) this Agreement has been duly authorized, executed and delivered by such Party, constitutes the legal, valid and binding obligation of such Party and is enforceable against such Party in accordance with its terms, except to the extent such enforceability may be limited by bankruptcy, reorganization, insolvency or similar laws of general applicability governing the enforcement of the rights of creditors or by the general principles of equity (regardless of whether considered in a proceeding at law or in equity).

4.2. Warranty Exclusion.  TO THE EXTENT ALLOWED BY APPLICABLE LAW, EXCEPT AS EXPRESSLY WARRANTED IN THIS SECTION 4, THE LICENSED TECHNOLOGY IS PROVIDED "AS IS" AND WITHOUT WARRANTY OF ANY TYPE OR KIND.  PRISMIC  EXPRESSLY DISCLAIMS AND EXCLUDES ANY AND ALL OTHER WARRANTIES, WHETHER STATUTORY, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS AND THOSE ARISING FROM CUSTOM, CONDUCT, USAGE, TRADE OR OTHERWISE.  FSD agrees that it will not make any warranty, express or implied, to any Third Party, on behalf of Prismic.

5. Indemnification.

5.1. Breach of Representation.  Each Party hereby agrees to indemnify, defend, save and hold the other Party harmless from and against all suits, actions, claims, demands, liabilities, costs and expenses (including court costs and reasonable attorneys' fees) which arise or result from such Party's breach of: (i) any of its representations and warranties in Section 4.1 hereof or (ii) any of its respective covenants contained herein.

5.2. Injury to Persons.  FSD hereby agrees to indemnify, defend, save and hold Prismic harmless from and against all suits, actions, claims, demands, judgments, liabilities, costs and expenses which arise or result from alleged injury (including death) or product liability claim incident to the use of any Product.

5.3. Procedures.  In the event either Party claims the right to be indemnified under Section 5.1 or Section 5.2, it shall promptly so notify the other Party in writing setting forth the material facts relating to its claim.  In the case of indemnification involving a claim by a Third Party, as a condition precedent to the respective obligations of the Parties with respect thereto, the Party claiming the right to be indemnified shall promptly notify the other Party of such claim and shall fully cooperate in the defense thereof, it being expressly agreed that the indemnifying Party shall have the right to and shall defend any such claim with counsel chosen by the indemnifying Party and reasonably acceptable to the indemnified Party and the indemnifying Party shall have the sole right to settle any such claim on such terms as it deems appropriate, provided the indemnifying Party shall not have the right to admit any fault or liability of the other Party.  Further, it is expressly agreed that the indemnified Party shall have the right to participate in any such action, at its expense, utilizing counsel selected by it.  In the event that the indemnifying Party fails to assume and conduct such indemnification and defense obligations in a reasonable manner, then the indemnified Party shall give notice to the indemnifying Party, describing in writing the deficiencies, and if the indemnifying Party fails to take reasonable steps to promptly assume its obligations, the indemnified Party may conduct such activities on its own behalf, without prejudice to its right of indemnification.

6. Confidentiality.

6.1. Obligations.  Each Party acknowledges that in the course of the performance of this Agreement, it may obtain the Confidential Information of the other Party.  The Receiving Party shall take all reasonable steps to prevent unauthorized disclosure or use of the Disclosing Party's Confidential Information and to prevent such Confidential Information from falling into the public domain or into the possession of unauthorized persons, but in no event will the Receiving Party use less care than it would in connection with its own Confidential Information of like kind.  Each Party may use the Confidential Information of the other Party freely, including without limitation, Know-How and unpublished data, technical or non-technical information, owned by Prismic, relating in particular to (i) the formulation, manufacture, administration and use of Products, (ii) patents, trademarks, licenses, research and development programs for such Products (iii) invention disclosures, proprietary materials, data, technologies, trade secrets, and/or strategies, manufacturing, marketing, personnel and other business information and plans.  Except as set forth herein, neither Party shall disclose Confidential Information of the other Party to any person or entity other than its officers, employees, consultants and representatives who reasonably need access to such Confidential Information in order to effect the intent of this Agreement and who are bound by confidentiality obligations at least as stringent as those set forth herein. The terms of this Agreement shall be considered Confidential Information of both Parties.

6.2. Exceptions.  The obligations set forth in Section 6.1 shall not apply to the extent that Confidential Information includes information which is: (a) now or hereafter, through no unauthorized act or failure to act on the Receiving Party's part, in the public domain; (b) known to the Receiving Party without an obligation of confidentiality at the time the Receiving Party receives the same from the Disclosing Party, as evidenced by its written records; (c) hereafter furnished to the Receiving Party by a Third Party without restriction on disclosure; or (d) independently developed by the Receiving Party without use of the Disclosing Party's Confidential Information.  Nothing in this Agreement shall prevent the Receiving Party from disclosing Confidential Information to the extent the Receiving Party is legally compelled to do so by any governmental investigative or judicial agency pursuant to proceedings over which such agency has jurisdiction; provided, however, that prior to any such disclosure, the Receiving Party shall (i) assert the confidential nature of the Confidential Information to the agency; (ii) immediately notify the Disclosing Party in writing of the agency's order or request to disclose; and (iii) cooperate fully with the Disclosing Party in protecting against any such disclosure and/or obtaining a protective order narrowing the scope of the compelled disclosure and protecting its confidentiality.

7. Term and Termination.

7.1. Term of Agreement.  This Agreement will commence on the Effective Date, and unless earlier terminated in accordance with this Section 7, shall continue in full force and effect until the date of expiration of the last Payment Term for the last Product (such period, the "Term").

7.2. Termination.  This Agreement may be terminated:

(a) by either Party, if the other Party is in material breach of any provision of this Agreement and has failed to cure such breach within sixty (60) days after receipt of written notice thereof;

(b) by either Party immediately upon notice to the other Party in the event the other Party shall make an assignment or trust mortgage for the benefit of its creditors, or shall file a voluntary petition under the bankruptcy, reorganization, insolvency or similar laws of any jurisdiction to which it is subject, or shall suffer an involuntary petition under such laws to be filed against it, or shall be adjudicated bankrupt or insolvent, or have an order for relief in bankruptcy entered concerning it, under the laws of any jurisdiction to which it is subject; or

(c) upon written consent of the Parties.

7.3. Effect of Termination.  Termination will not relieve either Party from any liability arising from any breach of this Agreement.  Neither Party will be liable to the other for damages of any kind solely as a result of such Party's termination of this Agreement in accordance with its terms, and termination of this Agreement by a Party will be without prejudice to any other right or remedy of such Party under this Agreement or applicable law.  The definitions and the rights, duties and obligations of the Parties that by their nature continue and survive, including those under Sections 1, 2, 3.4, 3.5, 3.6, 3.7, 3.8, 4.2, 5, 6, 7.3 and 8 will survive any termination of this Agreement.

8. General Provisions.

8.1. Relationship.  The relationship between the Parties will be that of independent contractors.  Nothing contained herein will be construed to imply a joint venture, principal or agent relationship, or other joint relationship, and neither Party will have the right, power or authority to create any obligation, express or implied, on behalf of the other.

8.2. Governing Law; Injunctive Relief.  This Agreement will be governed by, and interpreted in accordance with, the laws of the State of New York, exclusive of its conflicts of laws rules. It is expressly agreed that a violation of Section 6 of this Agreement would cause irreparable harm to the other Party and that a remedy at law would be inadequate.  Therefore, in addition to any and all remedies available at law, each Party will be entitled to seek an injunction, specific performance or other equitable remedies in all legal proceedings without the posting of a bond or other security in the event of any threatened or actual violation of any or all of Section 6 (Confidentiality) of this Agreement.

8.3. Assignment.  Neither Party may assign or otherwise transfer this Agreement nor any rights or obligations under this Agreement, in whole or in part, by contract, operation of law or otherwise, without the other Party's prior written consent.  Any assignment or attempted assignment or other transfer not in compliance with the terms and conditions of this Agreement shall be null and void.  Notwithstanding the foregoing, either Party may assign its rights under this Agreement and delegate its obligations under this Agreement, in whole or in part, in connection with (a) the sale or transfer, however effected (whether through a merger, sale of stock, sale of all or substantially all of the assets, or a similar business combination) of substantially all of the assets of, or a majority interest in the voting shares of, such Party, or (b) the sale of a product line containing any of the Products.

8.4. Waiver.  No term or provision hereof will be considered waived by either Party, and no breach excused by either Party, unless such waiver or consent is in writing signed on behalf of the Party against whom the waiver is asserted.  No consent by either Party to, or waiver of, a breach by either Party, whether express or implied, will constitute a consent to, waiver of, or excuse of any other, different, or subsequent breach by either Party.

8.5. Severability.  If any term or provision of this Agreement will be found to be invalid, illegal or unenforceable, the remainder of the provision will be amended to achieve as closely as possible the economic effect of the original term and the validity, legality, or enforceability of the remaining terms and provisions will not in any way be affected or impaired thereby.

8.6. Notices.  Except as specifically provided herein, all notices required hereunder will be in writing and will be given by personal delivery or internationally recognized courier service to the Parties at their respective addresses set forth above, or to a Party at such other addresses as will be specified in writing by such Party to the other Party in accordance with the terms and conditions of this Section 8.6. All notices will be deemed effective upon personal delivery or two (2) business days following deposit with any internationally recognized courier service in accordance with this Section 8.6.

8.7. Force Majeure.  Except for the payment of monies due under this Agreement, neither Party will be liable to the other for delays or failures in performance resulting from causes beyond the reasonable control of that Party, including, but not limited to, acts of God, labor disputes or disturbances, material shortages or rationing, riots, acts of war, governmental regulations, communications or utility failures, or casualties; provided that the delayed Party: (a) gives the other Party prompt written notice of such cause and (b) uses its reasonable efforts to correct such failure or delay in its performance.  The delayed Party's time for performance or cure under this Section 8.7 will be extended for a period equal to the duration of the cause or sixty (60) days, whichever is less.

8.8. Counterparts.  This Agreement (and any amendments) may be executed by electronic means (including .PDF) and in multiple counterparts; each of which shall be deemed an original but both of which together shall constitute one and the same instrument. The parties agree that electronic signatures appearing on this Agreement (and any amendments) have the same force and effect as original signatures.

8.9. Entire Agreement; Amendment.  This Agreement, including all Schedules, reflects the entire agreement of the Parties regarding the subject matter hereof, and supersedes all prior or contemporaneous understandings or agreements between the Parties, whether written or oral.  This Agreement will not be amended, altered or changed except by written agreement signed by both Parties.

8.10. Construction of Agreement.  This Agreement has been negotiated by the respective Parties hereto and their attorneys and the language hereof will not be construed for or against any Party.  The titles and headings herein are for reference purposes only and will not in any manner limit the construction of this Agreement, which will be considered as a whole. In this Agreement, references to the word "include" or "including" are to be construed as without limitation and any schedules attached hereto shall form part of this Agreement and a reference to a particular recital, section, paragraph or schedule shall be a reference to the recital, section, paragraph or schedule in or to this Agreement, unless otherwise specified.

8.11. Controlling Language.  This Agreement, and the Schedules hereto, are prepared (and any amendments thereto will be prepared) and executed in the English language only.  Any notice which is required or permitted to be given by one Party to the other under this Agreement shall be in the English language and shall be in writing.

IN WITNESS WHEREOF, the Parties have caused this Assignment Agreement to be executed by their duly authorized representatives.

PRISMIC PHARMACEUTICALS, INC.

By: (signed) Nathan Coyle

Name: Nathan Coyle

Title: Chief Financial Officer

FSD PHARMA INC.

By: (signed) Nathan Coyle

Name: Nathan Coyle

Title: Chief Financial Officer

Schedule 1.13

Licensed Patents

Priority	Extensions	Exp. Date
PCT/IT2009/000399	Argentina
Australia
	Brazil	September 7th 2029
Canada
China
South Korea
Japan
Europe
USA
India
PCT/IT99/00259	Austria	August 6th 2019
Belgium
Denmark
Finland
France
Germany
Greece
Ireland
Great Britain
Netherlands
Italy
Spain
Sweden
Switzerland
USA
Europe
	Brazil	October 10th 2030
China
Japan
EP 2 444 078 Al	Hong Kong
India
USA
Europe

MI2013A001132 "Use in combination of amides of mono- and dicarboxylic acids and silymarin in the treatment of kidney diseases"	July the 5th, 2033

App No. MI2014A000876 Use of Palmitoylethanolamide in combination with opioids. Priority date of May 14, 2014	May 14, 2034